EXHIBIT 99.1

Alio Gold Awards Underground Decline Contracts

VANCOUVER, British Columbia, Oct. 26, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE MKT:ALO) (“Alio Gold” or the “Company”), today announced that it has awarded GDI STRACON GyM S.A. de CV (“GDI STRACON”) the contract for developing the underground decline at the high grade, high margin Ana Paula project in Guerrero, Mexico. In addition, the Company has engaged JDS Energy and Mining (“JDS”) to manage the contract and underground mining operation.

“GDI STRACON is a highly respected mining contractor and we are pleased to be working with them on the Ana Paula project,” said Greg McCunn, Chief Executive Officer. “The underground decline at Ana Paula is expected to be completed in mid-2018 after which we will be able to commence an exploration program that has the potential to significantly enhance the value of the Project.”

Under the terms of the contract, the 1,200 metre decline is expected to take 7 months after mobilization to complete at a cost of approximately $10 million, including development of underground drill stations. GDI STRACON anticipates development of 5-7 meters per day. Mobilization of the contractors to site is expected in November 2017 with the establishment of the first camp and permanent infrastructure at Ana Paula. Decline construction is expected to follow in January 2018.

The underground decline will be driven from a portal site located in the adjacent valley from the proposed pit and approximately 400 meters from the proposed mill site. The decline is being advanced to provide access for a drill program that is targeted to confirm the continuity and shape of the high-grade gold mineralization below the proposed pit that is hosted in the complex breccia. It will also provide access to explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt.

A definitive feasibility study (“DFS”) is currently underway and expected to be completed in the second quarter of 2018 followed by a construction decision on the project. With the exploration program targeted to commence after the DFS is completed positive results would be incorporated into an optimized mine plan.

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

About GDI STRACON

GDI STRACON has extensive experience in providing integrated mining and construction services to open pit and underground operations.  Their services span all phases of a mining project, comprising mine planning, development, construction, and operations, through to mine rehabilitation and closure. With numerous projects, successfully executed in the region, GDI STRACON has built a sustainable business based on providing efficient and innovative services whilst maintaining the highest standards in safety, environment, and community relations.  GDI STRACON operate a fleet of equipment, distributed across a number of projects in Latin America.

About JDS Energy and Mining

JDS Energy & Mining Inc. (JDS) was founded in 2004 by Jeff Stibbard and is now composed of a diverse set of skilled and highly experienced mining and construction professionals. With a proven record providing clients with fit-for-purpose solutions and value delivery, JDS has acquired a reputation for delivering and executing project plans on budget, on time, and most importantly, safely. The JDS team prides itself on delivering project concepts from inception to full operations – a process it has executed seamlessly for operations throughout Canada and the world, including the Minto Mine in the Yukon, the Gahcho Kue Mine located in the Northwest Territories, and most recently the Silvertip Mine in northern British Columbia.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.